

P06000089657

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

300076330163

07/05/06--01004--012 **910.00

RECEIVED
06 JUL -5 AM 11:25
DEPARTMENT OF STATE
DIVISION OF CORPORATIONS
TALLAHASSEE, FLORIDA

FILED
06 JUL -5 PM 4:14
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

7/6

SPIEGEL & UTRERA, P.A.
(Requestor's Name)

1840 SOUTHWEST 22 STREET, 4TH FLOOR

MIAMI, FL 33145 - (305) 854-6000

OFFICE USE ONLY

CORPORATION NAME(S) & DOCUMENT NUMBER(S) (if known):

1. **POP STARZ RECORDS, INC.**
   (Corporation Name) (Document #)
2. (Corporation Name) (Document #)
3. (Corporation Name) (Document #)
4. (Corporation Name) (Document #)

☐ Walk-In ☐ Pick up time ____________ ☐ Certified Copy

☐ Mail out ☐ Will wait ☐ Photocopy ☐ Certificate of Status

	NEW FILINGS
	Profit
	NonProfit
	Limited Liability
	Domestication
	Other

	AMENDMENTS
	Amendment
	Resignation of R.A., Officer/Director
	Change of Registered Agent
	Dissolution/Withdrawal
	Merger

	OTHER FILINGS
	Annual Report
	Fictitious Name
	Name Reservation

	REGISTRATION/ QUALIFICATION
	Foreign
	Limited Partnership
	Reinstatement
	Trademark
	Other

Examiner's Initials	



ARTICLES OF INCORPORATION

OF

POP STARZ RECORDS, INC.

FILED
06 JUL -5 PM 4:15
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

The undersigned subscriber to these Articles of Incorporation is a natural person competent to contract and hereby form a Corporation for profit under Chapter 607 of the Florida Statutes.

ARTICLE 1 - NAME

The name of the Corporation is **POP STARZ RECORDS, INC.**, (hereinafter, "Corporation").

ARTICLE 2 - PURPOSE OF CORPORATION

The Corporation shall engage in any activity or business permitted under the laws of the United States and of the State of Florida.

ARTICLE 3 - PRINCIPAL OFFICE

The address of the principal office of this Corporation is 5030 Champion Boulevard, #227, Boca Raton, Florida 33496 and the mailing address is the same.

ARTICLE 4 - INCORPORATOR

The name and street address of the incorporator of this Corporation is:

Elsie Sanchez
1840 Southwest 22 Street, 4th Floor
Miami, Florida 33145

ARTICLE 5 - OFFICERS

The officers of the Corporation shall be:

President:	Michelle Tucker
Secretary:	Michelle Tucker
Treasurer:	Michelle Tucker

whose addresses shall be the same as the principal office of the Corporation.

SPIEGEL & UTRERA, P.A.
LAWYERS
www.amerilawyer®.com
1840 CORAL WAY, 4TH FLOOR, MIAMI, FL 33145 - (305) 854-6000 - (800) 603-3900 - FACSIMILE (305) 857-3700
MAILING ADDRESS - POST OFFICE BOX 450605, MIAMI, FL 33245-0605

ARTICLE 6 - DIRECTOR(S)

The Director(s) of the Corporation shall be:

Michelle Tucker

whose addresses shall be the same as the principal office of the Corporation.

ARTICLE 7 - CORPORATE CAPITALIZATION

7.1   The maximum number of shares that this Corporation is authorized to have outstanding at any time is **TEN THOUSAND (10,000)** shares of common stock, each share having the par value of **ONE CENT ($.01)**.

7.2   All holders of shares of common stock shall be identical with each other in every respect and the holders of common shares shall be entitled to have unlimited voting rights on all shares and be entitled to one vote for each share on all matters on which Shareholders have the right to vote.

7.3   All holders of shares of common stock, upon the dissolution of the Corporation, shall be entitled to receive the net assets of the Corporation.

7.4   No holder of shares of stock of any class shall have any preemptive right to subscribe to or purchase any additional shares of any class, or any bonds or convertible securities of any nature; provided, however, that the Board of Director(s) may, in authorizing the issuance of shares of stock of any class, confer any preemptive right that the Board of Director(s) may deem advisable in connection with such issuance.

7.5   The Board of Director(s) of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Director(s) may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the bylaws of the Corporation.

7.6   The Board of Director(s) of the Corporation may, by Restated Articles of Incorporation, classify or reclassify any unissued stock from time to time by setting or changing the preferences, conversions or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or term or conditions of redemption of the stock.



SPIEGEL & UTRERA, P.A.
LAWYERS
www.amerilawyer®.com
1840 CORAL WAY, 4TH FLOOR, MIAMI, FL 33145 - (305) 854-6000 - (800) 603-3900 - FACSIMILE (305) 857-3700
MAILING ADDRESS - POST OFFICE BOX 450605, MIAMI, FL 33245-0605

ARTICLE 8 - SHAREHOLDERS' RESTRICTIVE AGREEMENT

All of the shares of stock of this Corporation may be subject to a Shareholders' Restrictive Agreement containing numerous restrictions on the rights of shareholders of the Corporation and transferability of the shares of stock of the Corporation. A copy of the Shareholders' Restrictive Agreement, if any, is on file at the principal office of the Corporation.

ARTICLE 9 - POWERS OF CORPORATION

The Corporation shall have the same powers as an individual to do all things necessary or convenient to carry out its business and affairs, subject to any limitations or restrictions imposed by applicable law or these Articles of Incorporation.

ARTICLE 10 - TERM OF EXISTENCE

This Corporation shall have perpetual existence.

ARTICLE 11 - REGISTERED OWNER(S)

The Corporation, to the extent permitted by law, shall be entitled to treat the person in whose name any share or right is registered on the books of the Corporation as the owner thereto, for all purposes, and except as may be agreed in writing by the Corporation, the Corporation shall not be bound to recognize any equitable or other claim to, or interest in, such share or right on the part of any other person, whether or not the Corporation shall have notice thereof.

ARTICLE 12 - REGISTERED OFFICE AND REGISTERED AGENT

The initial address of registered office of this Corporation is Spiegel & Utrera, P.A., located at 1840 Southwest 22 Street, 4th Floor, Miami, Florida 33145. The name and address of the registered agent of this Corporation is Spiegel & Utrera, P.A., 1840 Southwest 22 Street, 4th Floor, Miami, Florida 33145.



ARTICLE 13 - BYLAWS

The Board of Director(s) of the Corporation shall have power, without the assent or vote of the shareholders, to make, alter, amend or repeal the Bylaws of the Corporation, but the affirmative vote of a number of Directors equal to a majority of the number who would constitute a full Board of Director(s) at the time of such action shall be necessary to take any action for the making, alteration, amendment or repeal of the Bylaws.

ARTICLE 14 - EFFECTIVE DATE

These Articles of Incorporation shall be effective immediately upon approval of the Secretary of State, State of Florida.

ARTICLE 15 - AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, or in any amendment hereto, or to add any provision to these Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of any applicable statute of the State of Florida, and all rights conferred upon shareholders in these Articles of Incorporation or any amendment hereto are granted subject to this reservation.



SPIEGEL & UTRERA, P.A.

L A W Y E R S
www.amerilawyer®.com
1840 Coral Way, 4th Floor, Miami, FL 33145 - (305) 854-6000 - (800) 603-3900 - Facsimile (305) 857-3700
Mailing Address - Post Office Box 450605, Miami, FL 33245-0605







IN WITNESS WHEREOF, I have hereunto set my hand and seal, acknowledged and filed the foregoing Articles of Incorporation under the laws of the State of Florida, this ____________________________.

06 JUL -5 PM 4:15
FILED
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

____
Elsie Sanchez, Incorporator

ACCEPTANCE OF REGISTERED AGENT DESIGNATED IN ARTICLES OF INCORPORATION

Spiegel & Utrera, P.A., having a business office identical with the registered office of the Corporation name above, and having been designated as the Registered Agent in the above and foregoing Articles of Incorporation, is familiar with and accepts the obligations of the position of Registered Agent under the applicable provisions of the Florida Statutes.

Spiegel & Utrera, P.A.

By: ______________________________
Natalia Utrera, Vice President

SPIEGEL & UTRERA, P.A.
LAWYERS
www.amerilawyer®.com
1840 CORAL WAY, 4TH FLOOR, MIAMI, FLORIDA 33145 - (305) 854-6000 - (800) 603-3900 - FACSIMILE (305) 857-3700
MAILING ADDRESS - POST OFFICE BOX 450605, MIAMI, FL 33245-0605

WORLD MORTGAGE EXCHANGE GROUP, INC.
WRITTEN CONSENT IN LIEU OF SHAREHOLDERS MEETING

Pursuant to F.S. § 607.0704, the undersigned Holders of shares of stock representing a majority of the issued and outstanding shares of common stock take the following action:

FIRST: That at a meeting of the Board of Directors of World Mortgage Exchange Group, Inc. on August 6th, 2019

RESOLVED, that the Certificate of Incorporation of this corporation be amended changing the Articles thereof, as amended, said Articles shall be read and be amended as follows for those Articles referenced below:

Article I – Name

Name of the Corporation shall be "Stemsation International, Inc."

Article III – Principal Office

Address shall be 20423 State Road 7 F6-123 Boca Raton, FL 33498

Article V – Officers

President – Leonard Tucker
Secretary – Leonard Tucker
Treasurer – Leonard Tucker

Article VI – Director/s

Director – Leonard Tucker

Article VII – Corporate Capitalization

7.1 The maximum number of shares which the Corporation shall have the authority to issue is 1,000,000,000 shares of common stock having a par value of $.0001 per share

Article XII – Registered Office and Registered Agent

The name and address of the registered office and registered agent of this Corporation shall be Leonard Tucker at 20423 State Road 7 F6-123 Boca Raton, FL 33498

SECOND: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Florida.

THIRD: These Articles of Amendment to the Articles of Incorporation shall be effective upon filing with the Florida Secretary of State.

IN WITNESS WHEREOF, the Holders of shares of stock representing a majority of the issued and outstanding shares of common stock have approved these Articles of Amendment to the Articles of Incorporation to be executed by its duly authorized officer.

DATED: August 19th, 2019

By: _____

Leonard Tucker
45,000,000 of 153,432,833 outstanding shares 29.3%

LUCIA ALVAREZ
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG100399
Expires 5/2/2021

Notarized on 10/7/19.
Leonard Tucker produced
FL DL as identification.

By: _____

Nicholas Panza, Co-Trustee
Panza Family Trust under agreement dated August 19th, 2019
45,000,000 of 153,432,833 outstanding shares 29.3%

By: _____

Shayna Panza, Co-Trustee
Panza Family Trust under agreement dated August 19th, 2019
45,000,000 of 153,432,833 outstanding shares 29.3%

UNANIMOUS CONSENT IN LIEU OF A SPECIAL MEETING OF THE BOARD OF DIRECTORS OF STEMSATION INTERNATIONAL, INC. F/K/A WORLD MORTGAGE EXCHANGE GROUP, INC.

The Undersigned, being the Director of StemSation International, Inc. (the Company), hereby takes the following action;

WHEREAS, Leonard Tucker is desirous of resigning as Chief Executive Officer and Director of the Company;

WHEREAS, the Board of Directors deems it in the best interest of the Company to elect Ray C. Carter, Jr. to serve as Chief Executive Officer and Director of the Company.

WHEREAS, Ray C. Carter, Jr. has accepted his appointment as Chief Executive Officer and Director of the Company.

THEREFORE, BE IT RESOLVED, Ray C. Carter, Jr. be appointed as Chief Executive Officer and Director of the Company;

BE IT FURTHER RESOLVED, that the Company accept the resignation of Leonard Tucker as Chief Executive Officer and Director of the Company, effective immediately;

BE IT FURTHER RESOLVED, that this Unanimous Consent be placed into the minute book of the Company with the proceedings of the Board of Directors and that this consent shall have the same force and effect as if a meeting of the directors were held.

IN WITNESS WHEREOF, the undersigned has executed this document to be effective this 30th day of August 2019.



Leonard Tucker

Leonard Tucker
20423 State Road 7
F6-123
Boca Raton, FL 33498

Date: August 30th, 2019

Re: Resignation and Appointment

To: StemSation International, Inc. Board of Directors,

Effective immediately, I hereby resign as Chief Executive Officer & Director and appoint Ray C. Carter, Jr. as Chief Executive Officer & Director.



Leonard Tucker

Ray C. Carter, Jr.
20423 State Road 7
F6-123
Boca Raton, FL 33498

Date: August 30th , 2019

Re: Appointment and Acceptance

To: StemSation International, Inc. Board of Directors,

Effective immediately, I hereby accept the appointment as Chief Executive Officer & Director.



Ray C. Carter, Jr.

UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS OF WORLD MORTGAGE EXCHANGE GROUP, INC.

The undersigned, being the members of the Board of Directors of World Mortgage Exchange Group, Inc., a Florida corporation (the "Corporation") do hereby adopt the following resolution by unanimous written consent in lieu of a meeting pursuant to the Bylaws of the Company and Florida Statutes, Chapter 607:

RECITALS

In lieu of a meeting of the Company's Board of Directors, the following written consent was circulated to the Board of Directors for unanimous consent.

Leonard Tucker, President of the Corporation stated for the record the purpose of this written consent was to authorize that the Certificate of Incorporation of this corporation be amended changing the Articles thereof, as amended, said Articles shall be read and be amended as follows for those Articles referenced below:

Article I – Name

Name of the Corporation shall be "Stemsation International, Inc."

Article III – Principal Office

Address shall be 20423 State Road 7 F6-123 Boca Raton, FL 33498

Article V – Officers

President – Leonard Tucker
Secretary – Leonard Tucker
Treasurer – Leonard Tucker

Article VI – Director/s

Director – Leonard Tucker

Article VII – Corporate Capitalization

7.1 The maximum number of shares which the Corporation shall have the authority to issue is 1,000,000,000 shares of common stock having a par value of $.0001 per share

Article XII – Registered Office and Registered Agent

The name and address of the registered office and registered agent of this Corporation shall be Leonard Tucker at 20423 State Road 7 F6-123 Boca Raton, FL 33498

IN WITNESS WHEREOF, effective on the latest date indicated below, the undersigned consent to the foregoing resolutions and actions and direct that this written consent be filed with the minutes of the proceedings of the Board of Directors, and that said resolutions and actions shall have the same force and effect as if they were adopted at a meeting at which the undersigned were personally present and voted. This written consent may be executed in one or more counterparts, each of which shall be treated as an original, but all of which together shall constitute one and the same instrument.



_____
Leonard Tucker, Director

August 6th, 2019

Date



LUCIA ALVAREZ
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG100399
Expires 5/2/2021

* Notarized on 10/7/19.
Leonard Tucker produced
FL DL as identification